PRESS RELEASE

Nestlé: Strong First-Quarter Sales 2007
Positive Outlook for the Full Year

- **Strong organic growth of 7.4% with a positive contribution from all regions and businesses, partly due to higher demand ahead of expected price increases**
- **Food and beverage confirms momentum with 7.1% organic growth, fuelled by move towards nutrition, health and wellness**
- **Nestlé Nutrition, on a like-for-like basis, reached its 10.0% target organic growth**
- **Swiss franc sales up 6.4% to CHF 24.3 billion (CHF 22.8 billion in 2006)**
- **Group reconfirms its 5 to 6% organic growth target with improved constant currency EBIT margins for the full year, and this in spite of continued significant input cost pressures, mainly in agricultural raw materials**

Peter Brabeck-Letmathe, Chairman and CEO, said: "Nestlé is off to a strong start, not least with an excellent performance of our food and beverage business. These encouraging figures reflect the acceleration of our move towards nutrition, health and wellness across our main food and beverages brands, as well as the strong performance of our globally-managed Nestlé Nutrition unit which achieved its long-term target of 10% organic growth. Input costs remain high, but our strong brands enable us to continue to adjust prices. We therefore expect the Group to reach its objectives of organic growth between 5 and 6%, as well as continued improvement of the EBIT margin in constant currencies in 2007. The acquisition of Gerber has further accelerated the transformation process and will give Nestlé undisputed global leadership in nutrition, health and wellness."

Vevey, 23 April 2007 – In the first quarter of 2007, the Nestlé group reached consolidated Swiss franc sales of 24.3 billion, up 6.4% over the same period last year. Reported sales benefited from a strong organic growth of 7.4%, of which 5.7% were from real internal growth and 1.7% from price increases. Food and beverages delivered 7.1% organic growth, consisting of 5.3% real internal growth and 1.8% price increases. The net currency effect reduced reported group sales by 1.5%, whereas acquisitions, net of divestments, had a slight positive impact of 0.5%.

Sales by Management Responsibilities				
	Jan.–March 2007	*Jan.–March. 2006*	*Real internal growth Jan.–March 2007*	*Organic growth Jan.–March 2007*
	in CHF million		*%*	*%*
Zone Europe	6 497	6 217	+1.6	+1.9
Zone Americas	7 393	7 235	+4.4	+7.2
Zone Asia, Oceania and Africa	3 846	3 642	+8.1	+10.3
Nestlé Waters	2 322	2 116	+9.5	+10.0
Nestlé Nutrition	1 632	1 349	+7.0	+10.0
Other food and beverages *	805	627	+19.3	+20.6
Total food and beverages	**22 495**	**21 186**	**+5.3**	**+7.1**
Pharma	1 756	1 609	+10.8	+12.1
Total	**24 251**	**22 795**	**+5.7**	**+7.4**

* *Mainly Joint ventures managed on a worldwide basis and Nespresso*
All calculations based on non-rounded figures

Food and beverages sales by geography

In the first quarter of 2007, the organic growth of Nestlé's total food, beverage and nutrition business (including globally-managed businesses such as Nestlé Waters, Nestlé Nutrition and Nespresso, as well as food and beverages joint ventures) amounted to 3.4% in **Europe**, 8.6% in the **Americas** and 10.8% in **Asia, Oceania and Africa**.

Zone Europe experienced organic growth of 1.9%. Demand in Western Europe continued to be weak, although the *Nescafé Dolce Gusto* launch is showing promising early results and the recovery of the UK confectionery business was reflected in market share gains. Eastern Europe delivered double-digit organic growth, with Russia doing particularly well and all product categories achieving double-digit growth there. Across the Zone, there were good performances in confectionery, soluble coffee, ice cream and chilled culinary products.

Zone Americas delivered a strong performance with organic growth of 7.2%. PetCare, confectionery, soluble coffee, culinary and ready-to-drink beverages did particularly well, and there were market share gains in most categories. There was some buying ahead of price increases, notably in PetCare and dairy-related categories.

Zone Asia, Oceania and Africa achieved organic growth of 10.3%, with strong double-digit performances in the emerging markets of Asia, including China, as well as in Africa and the Middle East. Higher demand in Asia was partly in advance of expected price increases resulting from higher milk and green coffee costs. This performance reflects good growth across most product categories, notably culinary, shelf-stable dairy and powdered beverages.

Nestlé Waters achieved 10.0% organic growth, with North America and the emerging markets delivering double-digit growth. Strong performances by *Nestlé Pure Life* and the regional American brands such as *Poland Spring* and *Ozarka* contributed to marked share gains in that market. France and Italy, as well as some of the smaller markets, contributed to positive organic growth in Europe, with *Nestlé Aquarel*, *S.Pellegrino* and *Perrier* all performing well. The performance of Nestlé Waters reflects its success in positioning its product range as a healthy choice for the whole family.

./.

Nestlé Nutrition reached its longer-term 10.0% organic growth target for the first time. The globally-managed business achieved strong growth around the world due to a continued focus on value-added innovation across its infant nutrition products and a particularly strong performance of Healthcare Nutrition. This reported organic growth does not include any contribution from Jenny Craig, or the recently announced acquisitions of Novartis Medical Nutrition and Gerber.

Other Food and Beverage activities achieved outstanding organic growth of 20.6%, with Nespresso achieving over 30% organic growth. There were also strong performances from Beverage Partners Worldwide and Cereal Partners Worldwide.

Sales by Product Group

	Jan.–March 2007	*Jan.–March 2006*	*Real internal growth Jan.–March 2007*	*Organic growth Jan.–March 2007*
	in CHF million		*%*	*%*
Powdered and liquid beverages	4 019	3 758	+7.3	+8.9
Nestlé Waters	2 322	2 116	+9.5	+10.0
Milk products and ice cream	4 340	4 236	+4.1	+6.5
Nestlé Nutrition	1 632	1 349	+7.0	+10.0
Prepared dishes and cooking aids	4 380	4 280	+3.1	+3.3
Chocolate, confectionery and biscuits	2 870	2 659	+4.5	+7.3
PetCare	2 932	2 788	+4.9	+7.6
Pharmaceutical Products	1 756	1 609	+10.8	+12.1
Total	**24 251**	**22 795**	**+5.7**	**+7.4**

All calculations based on non-rounded figures

Among the product groups, **Powdered and liquid beverages** achieved 8.9% organic growth. *Nescafé* achieved high single-digit growth in the Americas and Zone Asia, Oceania and Africa. In Europe, growth was driven by the value-added mixes segment, while the *Nescafé Dolce Gusto* launch has got off to a good start. In Asia, *Nescafé Protect* continued to do well.

Milk products and ice cream achieved 6.5% organic growth. Milk products' organic growth was heavily influenced by price increases to offset significantly higher milk costs. *CoffeeMate* performed well in the US. Ice cream had a strong start to the year, with good performances from super premium brands such as *Häagen-Dazs* and *Mövenpick*, as well as the successful roll-out of nutritionally enhanced products.

Prepared dishes and cooking aids achieved 3.3% organic growth. *Maggi* had a very strong start to the year in Africa and Asia, which saw the launch of new products inspired by traditional Chinese medicine. In North America, *Lean Cuisine* showed good results. Europe experienced a slow start to year.

Chocolate, confectionery and biscuits reported 7.3% organic growth. All three Zones contributed to this performance, with the Americas achieving double-digit growth. The category capitalized on a successful Easter season, which came earlier this year than last, and is also benefiting from increasing consumer interest in lighter, wafer-based snacking alternatives and darker chocolate. Nestlé launched around 50 new dark chocolate products worldwide during the first quarter of 2007.

PetCare achieved 7.6% organic growth. The Americas were particularly strong with continued momentum from 2006 launches of products such as *Beneful Prepared Meals* and *ONE Organics*, as well as positive early signs from 2007 launches. There was also growth in Europe, with *Friskies* continuing to make progress.

Nestlé's **pharma activities** started the year well, with 12.1% organic growth. There were double-digit performances from the main constituent, Alcon, as well as from the two joint ventures with L'Oréal, Galderma and Laboratoires Innéov.

Outlook

In view of the strong start to the year, Nestlé can reconfirm its targets for the full year: organic growth of between 5 and 6% and an EBIT margin improvement at constant currencies, and this in spite of continued significant input price pressures, mainly in agricultural raw materials.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

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